July 1, 2002

Mr. J. Michael Barber

Senior Vice President and Corporate Accounting Manager

Union Planters Corporation

6200 Poplar Avenue

Memphis, Tennessee 38119

Re: Audit of the 2001 Union Planters Corporation 401(k) Retirement Savings Plan

Dear Mr. Barber:

Delay in the receipt of all necessary information from a third-party service provider related to the audit of the Union Planters Corporation 401(k) Retirement Savings Plan (the "Plan") has resulted in a delay in the completion of the audit of the Plan's 2001 financial statements.

Very truly yours,

PricewaterhouseCoopers LLP